January 11, 2013

VIA EDGAR AND OVERNIGHT MAIL

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)
Form 10-K for the Year Ended March 31, 2012
Filed May 30, 2012

Form 10-Q for the Quarter Ended September 29, 2012

Filed November 8, 2012

File No. 000-19357

Dear Ms. Cvrkel:

On behalf of Monro Muffler Brake, Inc., a New York Corporation, please find below the Company’s response to your comment letter dated December 21, 2012. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or Form 10-Q. In responding to these comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated each of the staff’s comments in italics immediately above our responses to each corresponding comment. Specifically, with regard to such comments:

Form 10-K for the Year Ended March 31, 2012

Notes to the Financial Statements

General

1. We note from your discussion in the Business section that you refer to your stores as either service stores or tire stores with 267 of your 803 designated as tire stores as of March 31, 2012. We also note in 2007 you began a program to increase tire and tire related sales in your service stores (Black Gold initiative) which has been rolled out to 262 of your service stores as of March 31, 2012. Further, it appears many of your acquisitions in fiscal 2012 and fiscal 2013 have been related to entities with a tire focus. In light of the Black Gold initiative and the growing number of company stores more specialized in tire replacement, it appears you may have more than one operating segment. In this regard, we believe you should reconsider your analysis of your reportable operating segments. Please tell us how you considered the guidance outlined in ASC 280-10-50 in determining your operating segments. After reconsideration, if you continue to believe that aggregation of your undercar repair and tire services into one segment is appropriate, please provide us support for your conclusion including all reports that were provided to the CODM in fiscal 2012 for segment reporting purposes. We may have further comment upon receipt of your response.

Response: For the reasons set forth below, the Company respectfully submits that its operations are properly classified as one operating segment. The Company has evaluated the guidance provided in ASC 280-10-50, and the Company has broken down its response to correspond to the relevant sections of the guidance.

Section 50-1 of ASC 280-10-50 states:

“An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).”

The Company is engaged in operating over 900 stores that provide a broad range of automotive repair and tire services. We operate and market our Company primarily under dual store formats and several names which allows us to increase market penetration and share in our existing geographic footprint. These are generally referred to and designated as “Tire Stores” and “Service Stores”. Tire Stores generally have a higher mix of tire sales than Service Stores. However, this is not always the case. We may have stores of similar size and sales mix within close proximity to each other and designate one as a Tire Store and the other as a Service Store. This helps us increase market share in a market. As the Company ramped up its expansion efforts, it began using the two store format to add stores (“tire stores”) in markets that already had a strong presence of Monro branded (“service”) stores, and where, if the Monro name had been used, would have resulted in unprofitable redundancies in a market. We believe the service and tire stores are homogeneous, offering substantially all the same products and services to the “do-it-for-me” customer. They carry the same parts, the quantities of which vary only based on the sales mix of a particular store. In addition, all stores operate with a store manager, one or more assistant managers (depending on the size of the store) and several technicians who are all trained under common training programs. They operate under a set of common policies and procedures, on a common point of sale system, under a uniform operations management structure, and are supported by a common group of staff located primarily in Rochester, New York.

All services necessary to operate the business are contracted centrally by this corporate support staff. This would include facilities and maintenance functions, real estate, risk management, customer service, human resources, data processing and accounting. In addition, purchasing and vendor programs are consolidated across the stores for vendor management, all parts purchasing and all tire purchasing.

The goal of the Black Gold initiative was to increase comparable store sales by selling more tires in stores with lower tire sales mix. This actually creates stores that are more homogenous as this initiative was intended to cause, and has resulted in, more tires being sold in stores whose sales mix traditionally contained a smaller percentage of tire sales.

b. “Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”

The Company believes that its Chief Executive Officer (“CEO”) is its Chief Decision Maker (“CODM”). The operating results regularly reviewed by the CEO are the consolidated financial statements of the Company. Resources are allocated based on operational needs under annual consolidated capital and expense budgets approved by the CEO/CODM and the Board of Directors.

As requested, we have enclosed reports that the CODM reviews regularly to manage the business. As you will see, in addition to reviewing the consolidated income statement and the consolidated balance sheet on a monthly, quarterly and year-to-date basis, he also reviews various reports on sales and traffic; consolidated cost of sales including detail on labor, outside purchases, material usage and distribution and occupancy; consolidated information on selling, general and administrative costs; consolidated EBIT margin; various reports on average selling price, unit sales, mix, current vs. prior period comparable store sales and gross profit information on the various products that the Company sells; and consolidated forecast.

c.	“Its discrete financial information is available.”

Discrete financial information is available down to the store level. The CODM reviews sales at various levels (store, market, zone, and division) on a daily, weekly, and monthly basis, but monitors operating results on a consolidated basis. Complete financial information to fully evaluate gross margin and results of operations is only available on a consolidated basis. The CODM also does not allocate resources based on individual store sales or results.

Accordingly, the Company believes that its operations are organized and managed as one operating segment and that further disclosure is not warranted pursuant to ASC 280-10-50.

Note 2, Acquisitions, page 41

2.	We note from the statement of cash flows it appears that the purchase price of the 2012 acquisitions was material to the balance sheet. Please provide for us and revise your notes to the financial statements to disclose the total purchase price of the acquisitions, details of the purchase price allocation including the fair value of the assets and liabilities acquired, the amount of goodwill allocated to the purchase and the reasons the purchase price resulted in goodwill. Your disclosure should also include the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information). See guidance in ASC Topics 805-10-50-2(h), 805-20-50 and 805-30-50. Please note that a purchase price allocation should be provided even if the amounts are preliminary and may result in additional adjustments.

Response: The Company respectfully submits that the 2012 acquisitions, individually and in the aggregate, were not material to the Company’s overall operations. The combined sales, pretax income and assets acquired amounted to less than 10% of the Company’s sales, pretax income and assets for the year, and the aggregate purchase price was less than 10% of assets. Further, we added 32 stores to an existing base of approximately 770 stores, or approximately 4%. Although we believe the acquisitions were not material individually or in the aggregate, the Company notes that we did disclose the following in the fiscal 2012 10-K: purchase price allocation in Note 15- Supplemental Disclosure of Cash Flow Information and pre-acquisition annual sales in Note 2 to provide the reader with additional information regarding these acquisitions.

However, respecting the staff’s position and given the expectation that our acquisitions in fiscal year 2013, while individually immaterial, will be significant in the aggregate due to additional acquisitions made in the quarter ended December 29, 2012, we will include the following table related to these acquisitions, as well as the fiscal 2012 acquisitions, in our fiscal 2013 10-K, and for the quarter ended December 29, 2012:

	2013	2012
(Dollars in thousands)
Other current assets
Intangible assets
Other noncurrent assets
Current liabilities
Long-term liabilities

Total net identifiable assets acquired

Total consideration transferred
Less: total net identifiable assets acquired

Goodwill

We will also disclose the reasons the purchase price resulted in Goodwill.

Additionally, it should be noted that financial information of the acquired companies generally was not audited or prepared in accordance with GAAP and accordingly, we did not consider information below sales to be accurate or reliable. Further, when considering acquisitions, we generally do not consider the profitability of the target in our framework for assessing the acquisition, as the prior owner’s cost structure does not reflect our cost structure. Accordingly, we believe adding this information to a pro forma disclosure would not provide accurate or representative pro forma results for the Company. We have disclosed the sales of the acquired stores (unaudited) for the prior fiscal year to give the reader an understanding of the size of the acquisition and potential impact on the Company.

Note 4. Property, Plant and Equipment, page 44

3.	Please review your footnote to disclose depreciation expense for the period in accordance with ASC 360-10-50-1.

Response: In response to the Staff’s comment, in future filings on Form 10-K, the Company will disclose depreciation expense, and will include these specific disclosures in our fiscal 2013 10-K filing.

Note 5. Goodwill and Intangible Assets, page 45

4.	We note your disclosure that in fiscal 2012 and 2011, the amount attributable to “other adjustments” relates to purchase accounting adjustments for the fiscal 2011 and 2010 acquisitions, respectively. Please tell us and revise to separately disclose the amount of additional goodwill in 2012 that arose from the 2012 acquisitions and the amount that relates to purchase accounting adjustments for the fiscal 2011 acquisitions. See guidance in ASC 350-20-50-1.

Response: Of the $34,121,000 increase in goodwill during fiscal 2012, $33,800,000 was related to the fiscal 2012 acquisitions and $321,000 was related to the fiscal 2011 acquisitions, when the purchase price allocation was finalized. In future filings on Form 10-K, the Company will disclose these amounts separately, and will include these specific disclosures in our fiscal year 2013 10-K filing.

Form 10-Q for the Quarter Ended September 29, 2012

Note 2. Acquisitions, page 7

5.	We note that during fiscal 2013 you made several acquisitions which the total purchase price was approximately $57 million. As these acquisitions appear material in the aggregate to the financial statements, please review to include the disclosures required by ASC 805. These disclosures should include the details of the purchase price allocation including the fair value of the assets and liabilities acquired, the amount of goodwill allocated to the purchase and the reasons the purchase price resulted in goodwill. Your disclosure should also include the amounts of revenue and earnings of the acquiries since the acquisition date included in the consolidated income statement for the reporting period, and revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information).

Response: The Company respectfully submits that the acquisitions through the quarter ended September 29, 2012, individually and in the aggregate, were not material to the Company’s overall operations. The combined sales, pretax income and assets acquired amounted to less than 10% of the Company’s consolidated balances and added 55 stores to an existing base of approximately 800 stores (or approximately 7%). Additionally, the purchase price was less than 12% of consolidated assets. Although we believe the acquisitions were not material individually or in the aggregate, the Company notes that we did disclose the following in the second quarter 10Q: purchase price allocation in Note 6 - Supplemental Disclosure of Cash Flow Information, and pre-acquisition annual sales in Note 2, to provide the reader with additional information regarding these acquisitions. However, respecting the Staff’s position and given the expectation that our fiscal year 2013 acquisitions will be significant in the aggregate, we will provide additional disclosures as described in comment #2 above.

Please feel free to call the undersigned at 585-784-3335 should you have any questions or require additional information.

Sincerely,

/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President – Finance,
Treasurer and Chief Financial Officer

CD:kar

CC:	Ms. Claire Erlanger- Securities and Exchange Commission

Ms. Jean Yu- Securities and Exchange Commission

Mr. Robert G. Gross – Chairman

Mr. John W. Van Heel – Chief Executive Officer

Maureen E. Mulholland, Esq. – General Counsel

Monro Muffler Brake, Inc. Audit Committee Members

Jeffrey Bowen, Esq. – Harter Secrest & Emery LLP

Mr. Keith Belote – PricewaterhouseCoopers LLP

Ms. Eileen M. Tometsko- Monro Muffler Brake, Inc.

Mr. Christian M. Snyder- Monro Muffler Brake, Inc.

Ms. Michelle A. Cohen- Monro Muffler Brake, Inc.